Mail Stop 3720

August 21, 2007

By U.S. Mail and facsimile to (813) 637-5882

Tony G. Holcombe
Chief Executive Officer, President
 and Director
Syniverse Holdings, Inc.
8125 Highwoods Palm Way
Tampa, FL 33647

> **Re:** **Syniverse Holdings, Inc.**
> **Definitive Schedule 14A**
> **Filed April 9, 2007**
> **File No. 1-32432**

Dear Mr. Holcombe:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Proposal 1 Election of Directors, page 3

Board Meetings and Committees, page 5

1.   Please discuss in more detail the role of your compensation consultant in your
        compensation processes and decisions, including, among other things, more
        disclosure regarding the material elements of the instructions or directions given
        to the consultant with respect to the performance of its duties. See Item
        407(e)(3)(iii) of Regulation S-K.

Executive Compensation and Other Information, page 11

Compensation Discussion and Analysis, page 12

2.   On page 13 you state that, in determining the amount of each element of
        compensation, the compensation committee considers, among other things, "value
        of an individual's unique skills and capabilities to support [y]our objectives" and
        "contribution as a member of the executive management team." Then you
        mention later on page 13 "qualitative measures such as leadership, development
        of strategic and operational plans, development of new market opportunities and
        process improvements" the compensation committee considers as it "review[s]
        each executive's performance relative to the key goals and objectives at year
        end." Throughout your compensation discussion and analysis, analyze how the
        committee's consideration of the individual performance, subjective and other
        mentioned factors resulted in the compensation amounts earned by each officer
        for the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K.

Executive Compensation Plan, page 14

3.   We note your disclosure that the committee "generally seeks to set base salaries
        for executive officers targeted between the 50th and 75th percentile" of the
        benchmarked companies' compensation and that you increased base salaries to
        make them "competitive." Indicate where the amount of your actual named
        executive officer base salaries fell within the targeted percentile range of base
        salaries. To the extent your salaries were outside of the targeted percentile range,
        please explain why.

4.   On page 15 you state the types of company performance measures the committee
        established for determining incentive compensation. Please also disclose the
        performance targets and threshold levels that must be reached for payment to the
        executives. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you
        believe disclosure of the targets would result in competitive harm such that the
        targets may be omitted under Instruction 4 to Item 402(b) of Regulation S-K,
        provide us in your response letter with a detailed analysis as to why the

information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b) of Regulation S-K. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Also, disclose "each executive's key goals and objectives" and the related performance target and threshold levels. If you do not disclose the targets and threshold levels, address your non-disclosure of this information in the same manner as you may above regarding undisclosed company performance targets and thresholds.

5.	You also state on page 15 that, following "a qualitative evaluation of each executive's contributions to the Company's overall performance," the compensation committee may adjust the amounts of annual cash incentive bonus payable to an officer. Describe the considerations or guidelines the committee follows in making the qualitative assessment. Address whether the considerations or guidelines differ among the officers and what the maximum adjustment may be. Finally, to the extent any bonuses are paid, clarify the extent to which the committee's qualitative evaluation of an officer led to any payout adjustment for the relevant year.

6.	Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

7.	We note your disclosure on pages 15 and 16 regarding long-term incentive awards. Also describe the amounts of the awards that the compensation committee approved for the last fiscal year and, since you suggest you benchmarked this element of compensation, discuss how the amounts of the awards relate to the benchmarked companies' similar equity awards.

Post-Employment Compensation Arrangements … Change in Control, page 16

8.	Please discuss how your change-in-control arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

9.   Explain what "change in control" means for purposes of the arrangements described here.

Executive Compensation Tables, page 19

Summary Compensation Table, page 19

10.   We note your disclosure in note six to the outstanding equity awards table on page 21 regarding forfeiture of Ms. White's restricted shares and your disclosure in the grants of plan-based awards table on page 20 that suggests Ms. White was awarded the shares as 2006 compensation. Yet we note the absence of a footnote to the summary compensation table describing the forfeiture, as specified in Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K. When applicable, include the footnote disclosures specified by this Instruction, and clarify in the footnote whether you have disregarded the estimate of forfeitures related to service-based vesting conditions in column (e) of the table.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3359 with any questions.

Sincerely,

Cheryl L. Grant
Attorney-Advisor